JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2983

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08003768

Group Secretariat

2nd July 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JUL 14 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
E P K Weatherall	Transfer of shares held under a family trust to the Director*	23/06/2008	-37,905 +37,905	N/A N/A

* *Following the transfer, E P K Weatherall's interest in the 37,905 ordinary shares has changed from the interest of a connected person to direct interest. There has been no change in the total number of shares in which he is interested.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 16 2008
THOMSON REUTERS

7/15

END

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